UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June, 2007
Commission file number 0-12602
MAKITA CORPORATION
(Translation of registrant’s name into English)
3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION

(Registrant)

By :	/s/ Masahiko Goto
Masahiko Goto
President and Representative Director
Date: June 7, 2007

(Summary English Translation of the Notice of the 95th Ordinary General Meeting of Shareholders Originally Issued in Japanese Language)
MAKITA CORPORATION
(Stock code: 6586)
June 5, 2007
To the Shareholders of
MAKITA CORPORATION
NOTICE OF THE 95th ORDINARY GENERAL MEETING OF SHAREHOLDERS
          You are respectfully requested to attend the 95th Ordinary General Meeting of Shareholders of MAKITA CORPORATION, which is hereby announced.
          If you do not expect to attend the meeting, you may exercise your voting rights through the enclosed voting form. Please review the accompanying information and send the enclosed voting form to us by return mail after indicating your vote for or against the proposition.
Masahiko Goto
President
MAKITA CORPORATION
3-11-8, Sumiyoshi-cho, Anjo,
Aichi Prefecture, 446-8502, Japan
1.	Date: 10 a.m., Wednesday, June 27, 2007

2.	Place: Okazaki Plant of MAKITA CORPORATION
22-1, Watarijima, Nemunoki-cho, Okazaki,
Aichi Prefecture, Japan
(Although the Company had previously been holding its general meetings of shareholders in Anjo, Aichi Prefecture, the place of the head office, due to reconstruction of the head office, the Company has decided to hold its 95th Ordinary General Meeting of Shareholders at Okazaki Plant.)
3.	Agenda:
Items to be reported:
1.
The Business Report, Consolidated Financial Statements for the 95th term (from April 1, 2006 to March 31, 2007) and the Audit Reports on such Consolidated Financial Statements by the Accounting Auditors and the Board of Statutory Auditors

2.	The Non-consolidated Financial Statements for the 95th term

Items to be resolved:
No. 1	Appropriations of Surplus
No. 2	Election of fifteen Directors
No. 3	Election of one Statutory Auditor
No. 4	Election of one Supplementary Statutory Auditor
No. 5	Payment of Bonus to Directors

BUSINESS REPORT
(From April 1, 2006 to March 31, 2007)
1. Matters on the Current Status of the Makita Group
     (1) Progress and Results of Operations
     When we review the economic conditions that prevailed abroad during the current term, we see that in addition to the high growth achieved in the Eastern Europe and Russian economies, both investment in plant and equipment, and consumer spending were brisk in Western Europe, and business conditions maintained their recovery trend. While there were signs of weakening sign on the U.S. housing market, the decline in the price of crude oil from earlier highs supported consumer spending and other aspects of domestic demand. Business conditions were steady overall in Asia mainly by China’s economic performance. Meanwhile in Japan, investment in plants and equipment increased, and the job market improved as a result of improved corporate earnings and overall economic conditions exhibited moderate growth.
     Under these circumstances, Makita (Makita Corporation (the “Company”) and its consolidated subsidiaries (collectively “Makita”) concentrated its new product development efforts on meeting the needs of marketplace by expanding our lineup of lithium-ion battery products and high-pressure pneumatic tools. We expanded production capacity of China factory by constructing another new building. In Rumania a new factory started manufacturing in April, 2007 to avoid foreign exchange risks, to de-concentrate excessively high production volume in China and to secure stable supply capacity for the growing European market. On the other hand, we opened Estonian branch to strengthen our global sales and after-service capabilities for the growing market.
     Looking at consolidated financial results for the term, net sales increased to 279,933 million yen by 22.2% growth over the previous term that is the third consecutive term of record-high results. With the contribution of new products and the acquisition of a pneumatic tool company in January of last year, domestic sales increased to 46,860 million yen by 12.6% growth over the previous term. Overseas sales increased by 24.3% to 233,073 million yen by the contribution of new products meeting market requirements, more vigorous sales efforts and sales growth of expanding markets in Eastern Europe and Russia where warm winter helped. Weaker Japanese yen in the foreign exchange market boosted the sales figures in Japanese yen. As a result, the ratio of overseas sales accounted for 83.3% of all consolidated net sales for the term.
     Examining overseas sales by individual region, sales in Europe expanded by 37.0% to 124,020 million yen, while sales in North America were up by 8.0%, to 51,472 million yen. Sales in Asia rose by 14.6%, to 19,469 million yen and sales in other regions increased by18.0% to 38,112 million yen.
     With regard to earnings, in spite of the improvement in productivity resulting from the rise of a capacity utilization rate, by the adverse factors such as the rise of a material price and the increased manufacturing cost of overseas plants due to the depreciation of the yen, operating income were up by 5.2% from the previous term, to 48,176 million yen (the ratio of operating income to net saleswas17.2%) while income before income taxes was 49,323 million yen higher by 0.4% (the ratio of income before income taxes to net saleswas17.6%), and net income for the term amounted to 36,971 million yen (the ratio of net income to net saleswas13.2%), down by 8.5% from the previous term. At the end of the term, following our determination that the profitability of Makita U.S.A. was stabilized and secured, we recorded deferred income tax assets as a special factor, which we had not recognized in the previous years. This resulted in an increase of approximately 1.7 billion yen in net income for the term. Meanwhile, there was a special factor in the previous term, which is mainly a gain from the sale of the Company’s golf course management subsidiary following the completion of the civil rehabilitation proceedings. This resulted in an increase of approximately 8.5 billion yen in operating income and 13.4 billion yen in net income for the previous term.

     (2) Future Tasks
     We anticipate continued adjustment in the housing market in the United States with some slowdown of the economy there. We believe that the environment for businesses remains opaque, largely owing to the vagaries of the market price of crude oil and industrial raw materials, as well as the possibility of exchange rate shifts.
     Duly noting these circumstances, Makita aims to build a strong brand equity that is unrivaled in the industry and to become a “Strong Company.” In other words, to become a company that can obtain and maintain worldwide market leadership as a global total supplier of products such as power tools for professional use, gardening tools, and air tools. This is to be accomplished by the ability to develop new products that satisfy professional users, by global production structure that achieves both high quality and price competitiveness, as well as sales and after-sales service structure that secure the Company to lead the industry both in the domestic and overseas markets.
     In order to carry out this management strategy, Makita focuses its management resources on the professional-use tool category, while maintaining its strong financial condition that can withstand any unpredictable changes in the operational environment including those related to foreign exchange risk and country risk.
     The Company held the Board of Directors’ meeting on April 27, 2007 to dissolve Makita Ichinomiya Corporation (“Makita Ichinomiya”), which is a subsidiary that produces woodworking machinery, by the end of December 2007. The personnel and production facilities of Makita Ichinomiya will be transferred to the Okazaki Plant, which is our main factory. Makita intends to streamline its operations by consolidating its domestic production functions.
     In closing, we would like to thank you for your ongoing support and ask you for continued backing.
     (3) Investment in Plant and Equipment
     During the term, Makita allocated 12,980 million yen for its capital expenditures. These funds were used primarily for rebuilding an office building and research and development buildings at head office and facilities at Okazaki plant, metal molds for new products, the manufacturing equipment for China factory and the construction of a new factory in Romania.
     (4) Capital Procurement
     During the term, Makita did not procure capital by issuing new shares or bonds.
     (5) Acquisition of Shares of Other Companies
     In order to strengthen its position as a comprehensive supplier of tools for professional use in the area of gardening or engine-powered gardening tools, the Company announced a tender offer to be conducted for the purpose of making Fuji Robin Industries Ltd. (“Fuji Robin”) a wholly-owned subsidiary of the Company on March 20, 2007. As a result of this tender offer at the purchase price of 260 yen per share during the period from March 22, 2007 through May 7, 2007, the Company acquired 10,270,000 shares of Fuji Robin at an aggregate purchase price of approximately 2.7 billion yen. The Company had already held 10% of the shares of Fuji Robin since the Company entered into a capital and business alliance with Fuji Robin in the area of small-sized engine business and acquired 1,300,000 shares of Fuji Robin through a third-party allocation of new shares issued by Fuji Robin in December 1991. Accordingly, the total shares acquired through the aforementioned third-party allocation of new shares and the aforementioned tender offer, the Company holds 11,570,000 shares of Fuji Robin, which comprises 89.3% of the total number of issued shares of Fuji Robin.
     In order to implement its business strategy in a timely manner, the Company intends to make Fuji Robin a wholly-owned subsidiary of the Company and, as of May 25, 2007, the Company entered into a share for share exchange agreement under which the shares of the Company’s common stock shall be allocated and delivered at the ratio of 0.059 shares of the Company’s common stock for one share of Fuji Robin. After the share exchange agreement will be approved at the general meeting of shareholders of Fuji Robin to be held on June 28, 2007, the share for share exchange will be completed on August 1, 2007.

     (6) Financial Position and Results of Operations for the Recent Three Fiscal Years

	92nd term	93rd term	94th term	95th term
Description	(ended March 31, 2004)	(ended March 31, 2005)	(ended March 31, 2006)	(ended March 31, 2007)
Net sales (in millions of yen)	184,117	194,737	229,075	279,933
Operating income (in millions of yen)	14,696	31,398	45,778	48,176
Income before income taxes (in millions of yen)	16,170	32,618	49,143	49,323
Net income (in millions of yen)	7,691	22,136	40,411	36,971
Net income per share (in yen)	53.16	153.89	281.15	257.27
Total assets (in millions of yen)	278,116	289,904	326,038	368,494
Shareholders’ equity (in millions of yen)	193,348	219,640	266,584	302,675

Notes:	1.	Consolidated financial statements are prepared in accordance with United States Generally Accepted Accounting Principles.
	2.	Net income per share is computed based on the average number of common stock outstanding during the term.
	3.	Amounts of less than 1 million yen have been rounded.
     (7) Significant Subsidiaries

	Capital		Ownership ratio
Company Name	(thousands)		(%)		Principal Business
Makita U.S.A. Inc.	U.S.$	161,400	100.0		Sales of electric power tools
Makita Corporation of America	U.S.$	73,600	100.0	*	Manufacture of electric power tools
Makita (U.K.) Ltd.		£21,700	100.0	*	Sales of electric power tools
Makita Manufacturing Europe Ltd.		£37,600	100.0	*	Manufacture of electric power tools
Makita Werkzeug GmbH (Germany)	Euro	7,669	100.0	*	Sales of electric power tools
Dolmar GmbH (Germany)	Euro	13,805	100.0	*	Manufacture and sales of garden tools
Makita S.p.A. (Italy)	Euro	6,000	100.0	*	Sales of electric power tools
Makita Oy (Finland)	Euro	100	100.0	*	Sales of electric power tools
Makita (China) Co., Ltd.	U.S.$	65,000	100.0		Manufacture and sales of electric power tools
Makita (Kunshan) Co., Ltd.	U.S.$	18,500	100.0		Manufacture of electric power tools

Note: The ownership ratios with asterisks include the shares owned by the subsidiaries.
     (8) Major Operations
     Makita is primarily involved in the production and sales of electric power tools such as cordless impact drivers, rotary hammers, circular saws and angle grinders, air tools such as air nailers and tackers, garden tools such as hedge trimmers and petrol brushcutters, and household tools such as cordless cleaners.

     (9) Principal Sales Offices and Plants
     1. Makita Corporation (the Company)

Head office	Anjo (Aichi)
Sales offices	Tokyo, Nagoya, Osaka
Plant	Okazaki (Aichi)

     2. Subsidiaries

For Sales
Makita U.S.A. Inc.	Los Angeles (United States)
Makita (U.K.) Ltd.	London (United Kingdom)
Makita S.p.A.	Milan (Italy)
Makita Werkzeug GmbH	Duisburg (Germany)
Makita Oy	Helsinki (Finland)

For Production
Makita Corporation of America	Atlanta (United States)
Makita Manufacturing Europe Ltd.	Telford (United Kingdom)
Makita (Kunshan) Co., Ltd.	Kunshan (China)

For Production and sales
Makita (China) Co., Ltd.	Kunshan (China)
Dolmar GmbH	Hamburg (Germany)
     (10) Employees
     1. Employees of the Makita Group

Number of Employees	Increase/Decrease
9,062	433 (Increase)

     2. Employees of the Company

Number of Employees	Increase/Decrease	Average Age	Average Years of Service
2,952	39 (Decrease)	41.6	20.0

2. Shareholding Status of the Company

(1) Total number of shares authorized to be issued by the Company:	496,000,000 shares
(2) Total number of shares outstanding:	143,701,279 shares
(excluding treasury stock of 307,481 shares)
(3) Number of shareholders:	10,619
(4) Major Shareholders:

	Number of Shares Held
	Units	Ownership ratio
Name of Shareholders	(thousands)	(%)
Japan Trustee Services Bank, Ltd. (Trust account)	11,275	7.85
The Master Trust Bank of Japan, Ltd. (Trust account)	6,927	4.82
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	5,213	3.63
The Chase Manhattan Bank, N.A. London	4,578	3.19
Makita Cooperation Companies’ Investment Association	3,870	2.69
Nippon Life Insurance Company	3,712	2.58
Maruwa, Ltd.	3,209	2.23
Northern Trust Company (AVFC) Sub-account American Client	2,981	2.08
Sumitomo Mitsui Banking Corporation	2,900	2.02
State Street Bank and Trust Company 505103	2,799	1.95

       Note: The Company received copies of substantial shareholding reports and the related documents, which presented the following information.

	Date on which obligation	Number of shares held	Ownership ratio
Persons who submitted the report	of report arose	(thousands)	(%)
Mitsubishi UFJ Financial Group, Inc.	January 22, 2007	8,544	5.95
Nomura Asset Management Co., Ltd.	January 15, 2007	7,528	5.24

         Note: The ownership ratio is calculated based on the total number of shares outstanding (excluding treasury stock) at the end of the term.

     3. Directors and Statutory Auditors of the Company
     (1) Directors and Statutory Auditors

Title	Name	Position at the Company and representative status in other companies
President*	Masahiko Goto
Managing Director	Masami Tsuruta	General Manager of Domestic Sales Marketing Headquarters
Director	Yasuhiko Kanzaki	General Manager of International Sales Headquarters: Europe Area
Director	Kenichiro Nakai	General Manager of Administration Headquarters
Director	Tadayoshi Torii	General Manager of Production Headquarters
Director	Tomoyasu Kato	General Manager of Development and Engineering Headquarters
Director	Kazuya Nakamura	General Manager of International Sales Headquarters: Asia and Oceania Area
Director	Masahiro Yamaguchi	General Manager of Purchasing Headquarters
Director	Shiro Hori	General Manager of International Sales Headquarters: America Area and International Administration
Director	Tadashi Asanuma	Assistant General Manager of Domestic Sales Marketing Headquarters
Director	Hisayoshi Niwa	General Manager of Quality Headquarters
Director	Zenji Mashiko	Assistant General Manager of Domestic Sales Marketing Headquarters
Director	Motohiko Yokoyama	Vice-president and Representative Director of JTEKT Corporation
Standing Statutory Auditor	Akio Kondo
Standing Statutory Auditor	Hiromichi Murase
Statutory Auditor	Keiichi Usui
Statutory Auditor	Shoichi Hase	Patent Attorney

Notes:	1.	The asterisk denotes Representative Director.
	2.	Mr. Motohiko Yokoyama is an Outside Director.
	3.	Messrs. Keiichi Usui and Shoichi Hase are Outside Statutory Auditors.
	4.	Mr. Akio Kondo, Standing Statutory Auditor, had worked at the Financial Department of the Company for 25 years and has considerable expertise in finance and accounting.
	5.	Mr. Keiichi Usui, Statutory Auditor, successively held the offices of the Manager of the Financial Department, the Manager of the Accounting Department and the General Manager of the Accounting Department at INAX Corporation, and has considerable expertise in finance and accounting.

     (2) Total Amounts Paid as Remuneration and Bonus to Directors and Statutory Auditors

		Aggregate amount paid
Classification	Number of payment recipients	(in millions of yen)
Directors	13	235
Statutory Auditors	4	42
Total	17	277

Notes:	1.	The aggregate amount of remuneration includes the amount of 16 million yen paid to Outside Executives (one Outside Director and two Outside Statutory Auditors).
	2.	The amount of 122 million yen paid to Directors includes the bonuses to be paid to 12 Directors (excluding one Outside Director), which will be resolved at the 95th Ordinary General Meeting of Shareholders.
	3.	In accordance with the resolution of the meeting of the Board of Directors held on April 28, 2006, the Company terminated the retirement allowance plan for Directors and Statutory Auditors as of June 29, 2006. The aggregate amount of 11 million yen for remuneration includes the estimated retirement allowances for directors and statutory auditors for the period from April 1, 2006 to June 29, 2006.
4.	Other than the above, the following amount was paid to Directors who concurrently serve as employees as employee salaries (including bonuses).
Directors who currently serve as employees: 10 Directors, 150 million yen

	5.	The maximum amounts of annual remuneration for all Directors and Statutory Auditors, each of which was approved by a resolution passed at the Ordinary General Meeting of Shareholders held in May 1989, is 240 million yen (excluding the amounts paid to Directors who concurrently serve as employees as employee salaries) and 60 million yen, respectively.
     (3) Matters on Outside Executives
     1. Director, Motohiko Yokoyama
     (i) Concurrent office as an executive director of other companies
     Mr. Yokoyama concurrently serves as the vice-president and representative director of JTEKT Corporation and Makita purchases parts, machinery and equipment from the group companies of JTEKT Corporation.
     (ii) Major activities during the fiscal year ended March 31, 2007
     Mr. Yokoyama attended 57% of the meetings of the Board of Directors held during this fiscal year. At the attended meetings, he expressed his opinions as necessary from the top management perspective of the core company of Toyota Group which is a world’s leading corporate group.
     (iii) Outline of Liability Limitation Agreement
     With respect to liabilities set forth in Article 423, Paragraph 1 of the Company Law of Japan, the Company has entered into a liability limitation agreement with Mr. Yokoyama which limits the maximum amount of his liabilities to the total amount provided for in each of the items of Article 425, Paragraph 1 of the Company Law of Japan.
     2. Statutory Auditor, Keiichi Usui
     (i) Major activities during the fiscal year ended March 31, 2007
     Mr. Usui attended 71% of the meetings of the Board of Directors and 85% of the meetings of the Statutory Auditors held during this fiscal year. At the attended meetings, he expressed his opinions from his independent position as necessary.
     (ii) Outline of Liability Limitation Agreement
     With respect to liabilities set forth in Article 423, Paragraph 1 of the Company Law of Japan, the Company has entered into a liability limitation agreement with Mr. Usui which limits the maximum amount of his liabilities to the total amount provided for in each of the items of Article 425, Paragraph 1 of the Company Law of Japan.

     3. Statutory Auditor, Shoichi Hase
     (i) Major activities during the fiscal year ended March 31, 2007
     Mr. Hase attended 86% of the meetings of the Board of Directors and 92% of the meetings of the Statutory Auditors held during this fiscal year. At the attended meetings, he expressed his opinions from his independent position as necessary.
     (ii) Outline of Liability Limitation Agreement
     With respect to liabilities set forth in Article 423, Paragraph 1 of the Company Law of Japan, the Company has entered into a liability limitation agreement with Mr. Hase which limits the maximum amount of his liabilities to the total amount provided for in each of the items of Article 425, Paragraph 1 of the Company Law of Japan.
     4. Accounting Auditors
     (1) Name of Accounting Auditor: KPMG AZSA & Co.
     (2) Amount of Remuneration of Accounting Auditor for this Fiscal Year

Amount of payment
1. Remuneration for the auditing service provided for in Article 2, Paragraph 1 of the Certified Public Accountant Law	262 million yen
2. Total amount of money and other financial benefits to be paid by the Company and its subsidiaries	275 million yen

Notes:	1.	As the audit agreement between the Company and its accounting auditors does not differentiate remuneration for audit under the Company Law of Japan from the one for audit under Securities and Exchange Law, the amount shown in 1. above represents total remuneration for both audits.
	2.	KPMG AZSA & Co. is a member firm of KPMG International and the accounting audits of all principal subsidiaries of the Company are conducted by member firms of KPMG International.
     (3) Non-Auditing Services
     The Company asked KPMG AZSA & Co. for financial due diligence services in conducting the tender offer for the shares of Fuji Robin.
     (4) Decision-Making Policy on Dismissal or Non-Reappointment of Accounting Auditor
     If the accounting auditor falls under any of the events prescribed in each of the items of Article 340, Paragraph 1 of the Company Law of Japan, the Board of Statutory Auditors shall dismiss such accounting auditor with the consent of all the Statutory Auditors. In the case of such dismissal, such dismissal and reasons therefor shall be reported to the first General Meeting of Shareholders to be held after such dismissal.
     In addition, if it is identified as difficult for the accounting auditor to properly conduct audits as a result of any reason that may harm independence of the accounting auditor, the Board of Directors will submit an agenda concerning non-reappointment of such accounting auditor to a General Meeting of Shareholders.

5.	Systems and Policies of the Company
(1)
Systems to ensure that the duties of Directors are executed in compliance with laws and regulations and the Articles of Incorporation, and other systems necessary for ensuring that the company’s operation will be conducted appropriately

1.	Systems to ensure that the duties of Directors and employees are executed in compliance with laws and regulations and the Articles of Incorporation
(i)
The Board of Directors establish the Code of Ethics and the Guidelines to the Code of Ethics as the principles for all Executives and employees of the Makita Group and each of the Directors shall keep all employees informed of and in compliance with such ethics.

(ii)
In order to ensure corporate ethics and compliance, a system to discover problems within the Company is created by establishing consulting facility as well as Internal Reporting Policy. In addition, an inquiry window shall be established on the Company’s website to receive opinions and suggestions from outside the Company concerning accounting, internal controls and auditing.

(iii)	An Internal Audit Department is established that conducts internal audit as deemed necessary.
2.	Systems concerning the retention and management of information regarding the execution of duties by Directors

     Information regarding the execution of duties by Directors shall be appropriately kept and managed in accordance with internal regulations such as the Regulations of the Board of Directors and the Regulations on Corporate Approval. Directors and Statutory Auditors shall have access to such information.

3.	Rules and other systems for risk management
(i)
Each Director has the power and responsibility to build a risk management system in the Makita Group in the business areas of which they are in charge, and in the case where a significant event affecting the management of the Company arises, the Director shall report such event to the Board of Directors and Board of Statutory Auditors.

(ii)	Rules and guidelines on risk management regarding quality control, accident prevention, cash management and others, shall be established as necessary and operated by each department.
4.	Systems to ensure the efficient execution of Director’s duties
(i)
A regular meeting of the Board of Directors shall be held once a month and extraordinary meetings shall be held whenever necessary. In addition, pursuant to management policy decided by the Board of Directors, priority targets shall be established for each department in each fiscal year. Each Director shall execute his duty to accomplish relevant target and the Board of Directors shall oversight the progress and performance thereof.

(ii)
The Board of Directors establish standards concerning management structure and organization, positions, divisions of functions and duties and powers, which constitute the basis for implementing management policy, and operates business systematically and efficiently.

5.	Systems to ensure the adequacy of business operations within the Makita Group
(i)
Each of all subsidiaries is under control of Directors who are in charge of such subsidiary and important management matters and matters concerning misconduct shall be reported appropriately to such Director in accordance with the Reporting Policy. The Director who is in charge of such subsidiary, upon receipt of such report, shall inform the Board of Directors of the status of supervision when necessary.

(ii)	The Board of Directors establish policies on documentation and assessment of internal controls of financial reporting of the Makita Group.

(iii)	In order to enhance the corporate governance of the Makita Group, Outside Directors shall be appointed.

(iv)
For supervision and review of internal control systems of the Makita Group by Statutory Auditors, a system shall be established for Statutory Auditors to cooperate with the Internal Audit Department and other related division and to receive report from Accounting Auditors.

6.	Matters concerning employees posted to assist the duties of the Statutory Auditors when the Statutory Auditors so require and such employees’ independence from Directors

     Necessary personnel be posted to assist the duties of the Statutory Auditors. In order to ensure the independence of such employees from Directors, the consent of the Board of Statutory Auditors is required for the appointment and change of such employees.

7.	Systems in accordance with which the Directors and employees report to the Statutory Auditors and other systems concerning reports to the Statutory Auditors
(i)
Directors and employees report to the Statutory Auditors with respect to matters that may cause significant damage to the Company, important management matters, matters concerning misconduct, status of buildings and operation of the internal control system, and the operation of internal reporting system and the results of reports from such system.

(ii)
The Company prepare a system that enables the Board of Statutory Auditors to request reports from Directors and employees when necessary and to exchange opinions with the Directors and Accounting Auditors.

8.	Other systems to ensure that audits by the Statutory Auditors will be conducted effectively
(i)
In order to enhance the supervisory function of the Board of Statutory Auditors over Accounting Auditors, “Policies and Procedures concerning Prior Approval of Auditing and Non-Auditing Services” shall be established. In addition, to ensure that audits by the Statutory Auditors will be conducted effectively, audit shall be conducted in accordance with standards for audit by Statutory Auditors.

(ii)
Bonuses and retirement allowances to Statutory Auditors shall be terminated and full amount of the compensation to Statutory Auditors shall be fixed so that the independence of the Statutory Auditors shall be secured.

(2)	Policies on Determination of Distribution of Surplus
     With respect to cash dividend, Makita’s basic policy on the distribution of profits is to maintain a dividend payout ratio of 30% or greater, with a lower limit on annual cash dividends of 18 yen per share. However, in the event special circumstances arise, computation of the amount of dividends will be based on consolidated net income after certain adjustments.

CONSOLIDATED BALANCE SHEET
(As of March 31, 2007)

			(Millions of Yen)

(Assets)		(Liabilities)

Current assets	266,499	Current liabilities	54,316

Cash and cash equivalents	37,128	Short-term borrowings	1,892

Time deposits	6,866	Trade notes and accounts payable	16,025

Marketable securities	58,217	Accrued payroll	8,571

Trade receivables-		Accrued expenses and other	17,353

Notes	3,125	Income taxes payable	10,447

Accounts	54,189	Deferred income taxes	28

Less- Allowance for doubtful receivables	(869)

Inventories	92,800	Long-term liabilities	9,368

Deferred income taxes	5,080	Long-term indebtedness	53

Prepaid expenses and other current assets	9,963	Accrued retirement and termination allowances	3,227

		Deferred income taxes	4,976

Property, plant and equipment, at cost	63,380	Other liabilities	1,112

Land	16,732

Buildings and improvements	57,242	(Minority interests)

Machinery and equipment	74,087	Minority interests	2,135

Construction in progress	5,576

Less- Accumulated depreciation	(90,257)	(Shareholders’ equity)

		Common stock	23,805

Investments and other assets	38,615	Additional paid-in capital	45,437

Investment securities	27,279	Legal reserve and retained earnings	221,034

Goodwill	764	Accumulated other comprehensive income	12,697

Other intangible assets	1,527	Treasury stock, at cost	(298)

Deferred income taxes	1,367	Total shareholders’ equity	302,675

Other assets	7,678

Total assets	368,494	Total liabilities, minority interests and shareholders’ equity	368,494

CONSOLIDATED STATEMENT OF INCOME
(From April 1, 2006 to March 31, 2007)

		(Millions of Yen)

Net sales		279,933

Cost of sales		163,909

Gross profit		116,024

Selling, general, administrative and other expenses		66,802

Gains on disposals or sales of property, plant and equipment, net		(249)

Impairment of long-lived assets		1,295

Operating income		48,176

Other income (expenses):

Interest and dividend income	1,364

Interest expense	(316)

Exchange losses on foreign currency transactions, net	(418)

Realized gains on securities, net	918

Other, net	(401)	1,147

Income before income taxes		49,323

Provision for income taxes:

Current	16,486

Deferred	(4,134)	12,352

Net income		36,971

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
(From April 1, 2006 to March 31, 2007)

(Millions of Yen)

Common stock:

Beginning balance	23,805

Ending balance	23,805

Additional paid-in capital:

Beginning balance	45,437

Ending balance	45,437

Legal reserve and retained earnings:

Beginning balance	192,255

Cash dividends	(8,192)

Net income	36,971

Ending balance	221,034

Accumulated other comprehensive income:

Beginning balance	5,345

Other comprehensive income for the year	7,515

Adjustment to initial apply SFAS No.158	(163)

Ending balance	12,697

Treasury stock, at cost:

Beginning balance	(258)

Purchases	(40)

Ending balance	(298)

Total shareholders’ equity	302,675

Notes to Consolidated Financial Statements
     Important Basic Matters for Preparation of Consolidated Financial Statements
     Scope of consolidation
Consolidated subsidiaries: 45
Major subsidiaries are as follows:
Makita U.S.A. Inc., Makita Corporation of America,
Makita (U.K.) Ltd., Makita Manufacturing Europe Ltd. (U.K.),
Makita Werkzeug GmbH (Germany), Dolmar GmbH (Germany),
Makita S.p.A. (Italy), Makita Oy (Finland),
Makita (China) Co., Ltd., Makita (Kunshan) Co., Ltd., etc.
     Significant Accounting Policies
1.	Basis of presentation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) pursuant to the provision of paragraph 1 of Article 148 of the Ordinance for Corporate Accounting. However, certain disclosures required under US GAAP are omitted pursuant to the same provision.

2.	Valuation of securities
The Company conforms with Statement of Financial Accounting Standards (“SFAS”) No.115 “Accounting for Certain Investments in Debt and Equity Securities.”

Held-to-maturity securities:	Amortized cost
Available-for-sale securities:	Fair market value as of fiscal year-end
All valuation allowances are credited to shareholders’ equity.
The cost of securities sold is based on the moving-average method.
3.	Valuation of inventories

Inventories are valued at the lower of cost or market price, with cost determined principally based on the average cost method. Inventory costs include raw materials, labor and manufacturing overheads.

4.	Depreciation method of fixed assets

Tangible fixed assets:	Depreciation of tangible fixed assets of the Company is computed principally by using the declining-balance method over the estimated useful lives. Most of the consolidated subsidiaries have adopted the straight-line method for computing depreciation.
Goodwill and other intangible assets:	In accordance with SFAS No.142 “Goodwill and Other Intangible Fixed Assets,” impairment testing is carried out at least once a year and at the time of the event which shows the possibility of impairment occurring, with regard to other intangible fixed assets for which goodwill or service life cannot be established. Amortization is performed using the straight-line method with regard to other intangible fixed assets that have clearly established years of service.

5.	Allowances

Allowance for doubtful receivables:	The allowance is determined based on, but is not limited to, historical collection experience adjusted for the effects of the current economic environment, assessment of inherent risks, aging and financial performance. Allowance for doubtful receivables represents the Makita’s best estimate of the amount of probable credit losses in its existing receivables.
Retirement and termination allowances:	In accordance with SFAS No.87 “Employers’ Accounting for Pensions” and SFAS No. 158 “ Employers’ Accounting For Defined Benefit Pension and Other Postretirement Plans,” pension and severance cost is accrued based on the projected benefit obligations and the fair value of plan assets at the balance sheet date.
Unrecognized prior service cost is amortized by the straight-line method over the average remaining service period of employees.
Unrecognized actuarial loss is recognized by amortizing a portion in excess of 10% of the greater of the projected benefit obligations or the fair value of plan assets by the straight-line method over the average remaining service period of employees.
6.	Change in accounting policy

Makita has applied the provisions of SFAS No. 158 on March 31, 2007. As a result, Makita has recognized the difference of the fair value of pension benefit obligation and plan assets on the consolidated balance sheet. Makita has appropriated for after-tax accumulated other comprehensive income (loss) amounts representing unrecognized actuarial loss, unrecognized prior service cost and unrecognized net transition obligation. With this change, other assets have decreased by 280 million yen, accrued expenses and other have increased by 171 million yen, accrued retirement and termination allowances have decreased by 178 million yen, and after-tax accumulated other comprehensive income has decreased by 163 million yen.

7.	Consumption tax is accounted for by allocation separately from related sales and purchase accounts.
Notes to Consolidated Balance Sheet

1.	Accumulated other comprehensive income includes foreign currency translation adjustments, net unrealized holding gains on available-for-sale securities, and minimum pension liability adjustment.
2.	Guarantee (contingent liabilities)	10	million yen
3.	Notes receivable discounted	286	million yen
Notes to Consolidated Statement of Income

Net income per share	257.27	yen
Net income per share attributable to common stock was computed based on following;
Net income in the statement of income	36,971	million yen
Net income available to common stock	36,971	million yen
Average number of shares of common stocks outstanding	143,706,789	shares

Notes to Consolidated Statement of Shareholders’ Equity
     1. Matter regarding shares issued

Kind of shares	End of the previous term	Increase	Decrease	End of the present term
Common shares	144,008,760 shares	-	-	144,008,760 shares

     2. Matter regarding treasury stock

Kind of shares	End of the previous term	Increase	Decrease	End of the present term
Common shares	296,994 shares	10,929 shares	442 shares	307,481 shares

(Reason for the change)
     The reason for the increase is the purchases of fractional shares: 10,929 shares
     The reason for the decrease is the sales of fractional shares: 442 shares
Notes to Important Subsequent Events
     Tender offer for Fuji Robin Industries Ltd.
     At the Board of Directors meeting on March 20, 2007, the Company decided to acquire shares of Fuji Robin through a tender offer and to execute it. The Company acquired 10,270,000 shares, paying about 2.7 billion yen as of May 15, 2007. As a result, the Company now owns 11,570,000 shares of Fuji Robin, or 89.3% of its outstanding shares. Fuji Robin is now a consolidated subsidiary of the company. A brief description of this activity is stated in “Business Report (5) Acquisition of Shares of Other Companies.”
     1. The purpose of acquisition
          Enhancement of the gardening tool category containing an engine type
     2. Summary of Fuji Robin Industries Ltd.

Address of head office:	35 Ohoka Numazu City, Shizuoka Prefecture
Capital stock:	833.90 million yen (as of September 30, 2006)
Principal business:	Manufacture and distribution of engines, machinery for agriculture, forestry and construction industries, vehicles for industrial use, machinery for golf courses and related parts, equipments for environmental sanitation, and instruments and parts for disaster prevention equipment
Net sales:	11,140 million yen (for the fiscal year ended March 31, 2006)
     3. Procurement of acquisition funds
          Entirely internal funds

BALANCE SHEET
(As of March 31, 2007)

			(Millions of Yen)

(Assets)		(Liabilities)

Current assets	93,890	Current liabilities	21,851

Cash and time deposits	6,740	Trade notes payable	524

Trade notes receivable	325	Trade accounts payable	6,599

Trade accounts receivable	24,643	Other accounts payable	1,532

Marketable securities	37,583	Corporate and inhabitant income taxes payable	6,933

Finished goods and merchandise	10,439	Accrued expenses	5,252

Work-in-process	1,205	Allowance for officers bonuses	122

Raw materials and supplies	2,102	Allowance for product warranties	157

Short-term loans receivable	7,253	Other current liabilities	732

Deferred tax assets	2,936	Long-term liabilities	5,978

Other current assets	669	Retirement and termination allowances	417

Allowance for doubtful accounts	(5)	Estimated retirement allowances for directors and statutory auditors	501

Fixed assets	159,773	Deferred tax liabilities	5,060

Tangible fixed assets	36,095	Total liabilities	27,829

Buildings	13,001	(Net assets)

Structures	683	Shareholders’ equity	213,916

Machinery and equipment	3,236	Common stock	24,206

Vehicles and transportation equipment	73	Additional paid-in capital	47,542

Tools, furniture and fixtures	3,080	Additional paid-in capital	47,525

Land	12,274	Other additional paid-in capital	17

Construction in progress	3,748	Retained earnings	142,466

Intangible fixed assets	1,034	Legal reserve	5,669

Right of facility use	36	Other retained earnings	136,797

Software	390	Reserve for dividend	750

Goodwill	540	Reserve for technical research	1,500

Other intangible fixed assets	68	Reserve for deduction entries	1,079

Investment and other assets	122,644	General reserves	85,000

Investment securities	47,977	Retained earnings carried forward	48,468

Stocks of affiliates	55,979	Treasury stock	(298)

Investment in affiliates	15,103	Difference of valuation and translation	11,918

Long-term loans receivable	148	Net unrealized gains on securities	11,918

Long-term time deposits	2,200	Total net assets	225,834

Lease deposits	380

Prepaid pension expenses	839

Other investments	36

Allowance for doubtful accounts	(18)

Total assets	253,663	Total liabilities and net assets	253,663

STATEMENT OF INCOME
(From April 1, 2006 to March 31, 2007)

	(Millions of Yen)

Net sales		125,493

Cost of sales		81,060

Gross profit		44,433

Selling, general, administrative and other expenses		24,596

Operating income		19,837

Non-operating income

Interest and dividend income	12,082

Other non-operating income	513	12,595

Non-operating expense

Exchange losses on foreign currency transactions	117

Other non-operating expense	48	165

Ordinary profit		32,267

Special profit

Gains on the sale of fixed assets	24

Gains on the sale of investment securities	650

Reversal of allowance for doubtful receivables	57	731

Special loss

Losses on the sale and disposal of properties	622

Losses on the sale of investment securities	9

Unrealized losses on investment securities	46

Unrealized losses on stocks of affiliates	1,864	2,541

Income before income taxes		30,457

Tax provision, current	9,180

Tax provision, deferred	(586)	8,594

Net income		21,863

STATEMENT OF CHANGES IN NET ASSETS
(From April 1, 2006 to March 31, 2007)
(Millions of Yen)

Shareholders’ equity
Additional paid-in capital
		Additional	Other additional	Total additional
	Common stock	paid-in capital	paid-in capital	paid-in capital
Balance of March 31, 2006	24,206	47,525	16	47,541
Changes in the term
Transfer to reserve for advanced depreciation of fixed assets*				-
Transfer to reserve for advanced depreciation of fixed assets				-
Reversal of reserve for advanced depreciation of fixed assets *				-
Reversal of reserve for advanced depreciation of fixed assets				-
Reversal of special account reserve for advanced depreciation of fixed assets *				-
Bonuses to directors and statutory auditors *				-
Dividends from surplus*
Dividends from surplus				-
Net income				-
Purchase of Treasury stock				-
Disposal of Treasury stock			1	1
Net change of items other than shareholders’ equity				-
Total changes in the term	-	-	1	1
Balance of March 31, 2007	24,206	47,525	17	47,542

	Shareholders’ equity
	Retained earnings				Total
		Other retained	Total retained		shareholders’
	Legal reserve	earnings	earnings	Treasury stock	equity
Balance of March 31, 2006	5,669	123,230	128,899	(258)	200,388
Changes in the term
Transfer to reserve for advanced depreciation of fixed assets*			-		-
Transfer to reserve for advanced depreciation of fixed assets			-		-
Reversal of reserve for advanced depreciation of fixed assets *			-		-
Reversal of reserve for advanced depreciation of fixed assets			-		-
Reversal of special account reserve for advanced depreciation of fixed assets *			-		-
Bonuses to directors and statutory auditors *		(105)	(105)		(105)
Dividends from surplus*		(5,461)	(5,461)		(5,461)
Dividends from surplus		(2,730)	(2,730)		(2,730)
Net income		21,863	21,863		21,863
Purchase of Treasury stock			-	(41)	(41)
Disposal of Treasury stock			-	1	2
Net change of items other than shareholders’ equity			-
Total changes in the term	-	13,567	13,567	(40)	13,528
Balance of March 31, 2007	5,669	136,797	142,466	(298)	213,916

	Difference of valuation and translation
	Net unrealized gains	Total difference of
	on securities	valuation and translation	Total net assets
Balance of March 31, 2006	13,198	13,198	213,586
Changes in the term
Transfer to reserve for advanced depreciation of fixed assets*		-	-
Transfer to reserve for advanced depreciation of fixed assets		-	-
Reversal of reserve for advanced depreciation of fixed assets *		-	-
Reversal of reserve for advanced depreciation of fixed assets		-	-
Reversal of special account reserve for advanced depreciation of fixed assets *		-	-
Bonuses to directors and statutory auditors *		-	(105)
Dividends from surplus*			(5,461)
Dividends from surplus		-	(2,730)
Net income		-	21,863
Purchase of Treasury stock		-	(41)
Disposal of Treasury stock		-	2
Net change of items other than shareholders’ equity	(1,280)	(1,280)	(1,280)
Total changes in the term	(1,280)	(1,280)	12,248
Balance of March 31, 2007	11,918	11,918	225,834

Note: The asterisks denote the appropriation of surplus items at the Ordinary General Meeting of Shareholders held in June 2006.

Other retained earnings is as follows:

	Other retained earnings
				Special account
	Reserve for	Reserve for	Reserve for	reserve for
	dividend	technical research	deduction entries	deduction entries
Balance of March 31, 2006	750	1,500	1,134	23
Changes in the term
Transfer to reserve for advanced depreciation of fixed assets*			58
Transfer to reserve for advanced depreciation of fixed assets			12
Reversal of reserve for advanced depreciation of fixed assets *			(59)
Reversal of reserve for advanced depreciation of fixed assets			(66)
Reversal of special account reserve for advanced depreciation of fixed assets *				(23)
Bonuses to directors and statutory auditors *
Dividends from surplus*
Dividends from surplus
Net income
Purchase of Treasury stock
Disposal of Treasury stock
Net change of items other than shareholders’ equity
Total changes in the term	-	-	(55)	(23)
Balance of March 31, 2007	750	1,500	1,079	-

	Other retained earnings
		Retained earnings
	General reserves	carried forward	Total
Balance of March 31, 2006	85,000	34,823	123,230
Changes in the term
Transfer to reserve for advanced depreciation of fixed assets*		(58)	-
Transfer to reserve for advanced depreciation of fixed assets		(12)	-
Reversal of reserve for advanced depreciation of fixed assets *		59	-
Reversal of reserve for advanced depreciation of fixed assets		66	-
Reversal of special account reserve for advanced depreciation of fixed assets *		23	-
Bonuses to directors and statutory auditors *		(105)	(105)
Dividends from surplus*		(5,461)	(5,461)
Dividends from surplus		(2,730)	(2,730)
Net income		21,863	21,863
Purchase of Treasury stock			-
Disposal of Treasury stock			-
Net change of items other than shareholders’ equity			-
Total changes in the term	-	13,645	13,567
Balance of March 31, 2007	85,000	48,468	136,797

Note: The asterisks denote the appropriation of surplus items at the Ordinary General Meeting of Shareholders held in June 2006.

Notes to Non-consolidated Financial Statements
     Significant Accounting Policies
1. Valuation of securities

Held-to-maturity securities:	Amortized cost (Straight-line method)
Stocks of affiliates:	At moving-average cost
Available-for-sale securities
Those having fair market value:	Fair market value as of fiscal year-end
All valuation allowances are credited to shareholders’ equity.
The cost of securities sold is based on the moving-average method.
Those having no fair market value:	At moving-average cost
2. Valuation of net assets and liabilities accrued from derivative transactions:

Fair market value as of fiscal year-end
3. Valuation of inventories

Finished goods, merchandise, work in process, and raw materials:
At the lower of average cost or market
Supplies:	At the lower of latest purchase cost or market
4. Depreciation method of fixed assets

Tangible fixed assets:	Declining-balance method
However, buildings acquired after March 31, 1998, (excluding fixtures) are depreciated on the straight-line method.
Estimated life:
Buildings and structures: 38 to 50 years
Machinery and equipment: 10 years
(Additional information)

In accordance with the plan to build the new Company office building, we changed the service life to the period of the planned suspension of operation of the building. As the result, amount of depreciation for the term has been increased by 786 million yen relative to the earlier method, and operating income, ordinary profit and income before income taxes have been decreased by same amount.

Intangible fixed assets:	Straight-line method
Goodwill is amortized uniformly over a five-year period. Software for internal use is depreciated on the straight-line method over its estimated useful life (five years).
5. Allowances

Allowance for doubtful accounts:
The allowance for doubtful accounts is reserved based on the historical write-off ratio for accounts receivable. For accounts receivable that are difficult to collect, individually estimated write-off amounts are reserved.

Retirement and termination allowances:
To be prepared for employee retirement, pension costs during the year are reserved based on projected benefit obligations and plan assets. Past service liabilities are amortized by the straight-line method over the average remaining employment period. Actuarial differences are amortized starting immediately after the year of accruement by the straight-line method over the average remaining employment period.

Estimated retirement allowances for directors and statutory auditors:

In preparation for the payment of officer retirement benefits, we appropriated the allowance required at end of the term in accordance with our internal rules. It was resolved, however, at the Board of Directors meeting of April 28, 2006 to abolish the system of appropriating the officers retirement allowance as of the end of the general meeting of shareholders of June 29, 2006. We have not made appropriations for the allowance since July of 2006, and as a consequence, the balance of the term end is the amount reserved for currently serving directors and statutory auditors (excluding outside director) who assumed their positions prior to June 2006.

Allowance for officers bonuses:	In preparation for the anticipated payment of bonuses to directors and statutory auditors, we appropriated the amount estimated to pay for the term.
Allowance for product warranties:	In preparation for the payment of product after-service and free post-sale repair services, we appropriated the projected amount based on actual payment in the past.
6.	Accounting for lease transactions
Finance lease transactions other than for changes in ownership of finance leases are accounted for as rental transactions.
7.	Consumption tax is accounted for by allocation separately from related sales and purchase accounts.
8.	From the term under review, we are preparing financial statements in accordance with the Ordinance for Corporate Accounting (Ministry of Justice Ordinance No. 13, dated February 7, 2006.)
Changes in Accounting Policies
1.	Accounting standard for directors bonuses
From the term under review, the Company has adopted “ Accounting Standards for Directors Bonuses” (Business Accounting Standard No.4, dated November 29, 2005). As a consequence of this, operating income, ordinary profit and income before income taxes for the term have decreased by 122 million yen, respectively.
2.	Accounting standard for description of net assets on the balance sheet
From the term under review, the Company has adopted “Accounting Standards for the Description of Net Assets on the Balance Sheet” (Business Accounting Standard No.5, dated December 9, 2005) and “Application Guidelines for Accounting Standards for the Description of Net Assets on the Balance Sheet” (Application Guidelines for Business Accounting Standard No.8, dated December 9, 2005). The amount corresponding to the previous total shareholders’ equity is 225,834 million yen.
Changes in Method of Presentation
1.	Allowance for product warranties
Until the previous term, allowance for product warranties was included in accrued expenses under current liabilities. As its importance has increased, however, it is now presented independently. In the previous term, the amount for allowance for product warranties included in accrued expenses was 103 million yen.
2.	Goodwill
In accordance with enforcement of the Ordinance for Corporate Accounting, the “Business Rights” presented in the previous term is now stated as “Goodwill.”

Notes to Balance Sheet
1. Accumulated depreciation on tangible fixed assets:
Buildings	19,274 million yen
Structures	1,712 million yen
Machinery and equipment	14,791 million yen
Vehicles and transportation equipment	381 million yen
Tools, furniture and fixtures	22,851 million yen

Total	59,009 million yen

2. Guarantee (contingent liabilities):
Makita U.S.A. Inc.	5,903 million yen
Other	515 million yen

Total	6,418 million yen

3. Receivables and payables for affiliates:
Short-term receivables	20,840 million yen
Short-term payables	2,198 million yen

Notes to Statement of Income
Transactions with affiliates
Amount of operating transactions
Sales	61,304 million yen
Purchases	11,705 million yen
Amount of non-operating transactions	12,738 million yen

Notes to Statement of Changes in Net Assets
     1. Matter regarding shares issued

Kind of shares	End of the previous term	Increase	Decrease	End of the present term
Common shares	144,008,760 shares	-	-	144,008,760 shares

     2. Matter regarding treasury stock

Kind of shares	End of the previous term	Increase	Decrease	End of the present term
Common shares	296,994 shares	10,929 shares	442 shares	307,481 shares

(Reason for the change)
The reason for the increase is the purchases of fractional shares: 10,929 shares
The reason for the decrease is the sales of fractional shares: 442 shares
     3. Matter regarding subscription rights
There is nothing for this item.
     4. Matter regarding dividend distribution
(1) Amount of dividend distribution

		Total amount of	Dividend
		dividends	per share
Resolution	Kind of shares	(millions of yen)	(yen)	Record date	Effective date
Ordinary general meeting of shareholders held on June 29, 2006	Common shares	5,461	38	March 31, 2006	June 30, 2006
Board of Directors’ meeting held on October 31, 2006	Common shares	2,730	19	September 30, 2006	November 27, 2006

(2) Although the record date falls in the term, some dividends become effective during the following term.

			Total amount of	Dividend
			dividends	per share
Scheduled resolution	Kind of shares	Dividend resource	(millions of yen)	(yen)	Record date	Effective date
Ordinary general meeting of shareholders held on June 27, 2007	Common shares	Retained earnings	7,904	55	March 31,2007	June 28, 2007

Notes to Tax Effect Accounting
The main reason for deferred tax assets is the temporary difference in unconfirmed items of account payable. The main reason for deferred tax liabilities is the difference in revaluation of securities.
The main reasons for deferred tax assets and liabilities are as follows:

Short-term deferred tax assets
Accrued expenses	1,676	million yen
Enterprise tax payable	766	million yen
Inventories	327	million yen
Other	167	million yen

Net amount of short-term deferred tax assets	2,936	million yen

Long-term deferred tax assets
Unrealized losses on securities	2,521	million yen
Excess in depreciation	1,238	million yen
Impairment of land	623	million yen
Other	411	million yen

Subtotal	4,793	million yen
Allowance account	(1,021)	million yen

Total	3,772	million yen

Long-term deferred tax liabilities
Difference in revaluation of securities	(7,946)	million yen
Advanced depreciation	(719)	million yen
Retirement and termination allowances	(167)	million yen

Total	(8,832)	million yen

Net amount of long-term deferred tax liabilities	(5,060)	million yen

Notes to Fixed Assets Used through Leases
1. Amount equivalent to acquisition cost, accumulated depreciation and balance at end of the term for leased assets
(Millions of Yen)

	Acquisition cost	Accumulated depreciation	Balance at end of the term
Buildings	157	151	6
Tools, furniture and fixtures	23	10	13
Total	180	161	19

2. Amount equivalent to balance at end of the term for unexpired leases

Within one year	13	million yen
Over one year	8	million yen

Total	21	million yen
3. Amount of lease paid, equivalent amount of depreciation and interest expense

Lease paid	43	million yen
Depreciation	38	million yen
Interest expense	1	million yen
4. Method for calculating the equivalent amount of depreciation
The lease period is considered the service life, using the straight-line method such that zero is the salvage value at end of the lease period.
5. Method for calculating the equivalent amount of interest expense
The difference between the total amount of the lease and the amount to acquire the leased items is treated as the amount equivalent to interest expense. It is applied to each term in accordance with the interest calculation method.

Notes to Transactions with Affiliates
1. Directors and primary individual shareholders

Attribute	Directors and their relatives	Companies which directors and their relatives own the majority of voting rights (including the subsidiaries of such companies)
Corporate name	JTEKT Corporation	TOA Co., Ltd.	Maruwa, Ltd.
Address	-	Okazaki City, Aichi Prefecture	Okazaki City, Aichi Prefecture
Capital stock (millions of yen)	-	50	24
Principal business or position	Director of the Company (Vice-president and Representative Director of JTEKT Corporation)	Design, manufacture and distribution of automatic regulators	Real estate business
Owning and owned ratio of voting rights (%)	Direct owning ratio: 0.0 Direct owned ratio: 0.1	Direct owned ratio: 0.0	Direct owned ratio: 2.2
Relationship with affiliates	Purchase of production equipment	Purchase of production equipment Concurrently serving as a director	Advertising Concurrently serving as a director
Principal transactions	Purchase of production equipment (Note 1)	Purchase of production equipment (Note 1)	Advertising (Note 1)
Transaction amount (millions of yen) (Note 2)	14	129	2
Account title	Other accounts payable	Other accounts payable	-
Balance at end of the term (millions of yen) (Note 2)	1	6	-

Terms of transactions and the policy to decide the terms

(Note 1)	The terms of the transactions with JTEKT Corporation, TOA Co., Ltd. and Maruwa, Ltd. are the same as those other general transactions.
(Note 2)	The above stated transaction amount do not include consumption tax, and that balance at end of the term includes consumption tax.

2. Subsidiaries

Attribute	Subsidiaries
Corporate name	Makita Oy (Finland)	Makita U.S.A. Inc.
Owning and owned ratio of voting rights (%)	Indirect owning ratio: 100.0	Direct owning ratio: 100.0
Relationship with affiliates	Sales of products of the Company Concurrently serving as a director	Debt guarantee Money loan Concurrently serving as a director
Principal transactions	Sales of electric power tools (Note 1)	Debt guarantee (Note 2)	Money loan (Note 3)	Recovery of loan
Transaction amount (millions of yen) (Note 4)	8,357	5,903	4,714	11,788
Account title	Trade accounts receivable	-	-	-
Balance at end of the term (millions of yen) (Note 4)	3,100	-	-	-

Attribute	Subsidiaries
Corporate name	Dolmar GmbH (Germany)		Makita (Australia) Pty. Ltd.	Makita Gulf FZE (UAE)
Owning and owned ratio of voting rights (%)	Direct owning ratio: 1.0 Indirect owning ratio: 99.0		Direct owning ratio: 100.0	Direct owning ratio: 100.0
Relationship with affiliates	Money loan Concurrently serving as a director		Money loan Concurrently serving as a director	Money loan Concurrently serving as a director
Principal transactions	Money loan (Note 3)	Recovery of loan	Recovery of loan	Money loan (Note 3)
Transaction amount (millions of yen) (Note 4)	4,550	3,338	3,791	2,575
Account title	Short-term loans receivable		Short-term loans receivable	Short-term loans receivable
Balance at end of the term (millions of yen) (Note 4)	2,360		381	2,125

Terms of transactions and the policy to decide the terms

(Note 1)	For sales of electric power tools, the terms are decided the same for general transactions.
(Note 2)	For Makita U.S.A. Inc., we have guaranteed liabilities up to 50 million US dollars. (No time limit) As of the end of the term, there are no loans from banks, and we have not received fees for guarantees.
(Note 3)	Regarding money loan, we decide upon reasonable rates of interest, considering the prevailing market rate. We have not taken collateral.
(Note 4)	Consumption tax is not included in the transaction amount and the balance at end of the term.

Notes to Per Share Information
Net assets per share	1571.55 yen
Net income per share	152.14 yen
Notes to Important Subsequent Events
Tender offer for Fuji Robin Industries Ltd.
     At the Board of Directors meeting on March 20, 2007, the Company decided to acquire shares of Fuji Robin through a tender offer and to execute it. The Company acquired 10,270,000 shares, paying about 2.7 billion yen as of May 15, 2007. As a result, the Company now owns 11,570,000 shares of Fuji Robin, or 89.3% of its outstanding shares. A brief description of this activity is stated in “Business Report (5) Acquisition of Shares of Other Companies.”
1. The purpose of acquisition
Enhancement of the gardening tool category containing an engine type
2. Summary of Fuji Robin Industries Ltd.

Address of head office:	35 Ohoka Numazu City, Shizuoka Prefecture
Capital stock:	833.90 million yen (as of September 30, 2006)
Principal business:	Manufacture and distribution of engines, machinery for agriculture, forestry and construction industries, vehicles for industrial use, machinery for golf courses and related parts, equipments for environmental sanitation, and instruments and parts for disaster prevention equipment
Net sales:	11,140 million yen (for the fiscal year ended March 31, 2006)
3. Procurement of acquisition funds
Entirely internal funds

English Translation of the Auditors’ Report Originally Issued in Japanese Language
INDEPENDENT AUDITORS’ REPORT
May 22, 2007
The Board of Directors
Makita Corporation
KPMG AZSA & Co.
Tetsuzo Hamajima
Designated and Engagement Partner
Certified Public Accountant
Hideki Okano
Designated and Engagement Partner
Certified Public Accountant
We have audited the consolidated statutory report, that is the consolidated balance sheet, the consolidated statement of income, the consolidated statement of shareholder’s equity and footnotes of Makita Corporation for the year from April 1, 2006 to March 31, 2007 in accordance with Article 444(4) of the Corporate Law. The consolidated statutory report is the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated statutory report based on our audit as independent auditors.
We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require that we obtain reasonable assurance about whether the consolidated statutory report is free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the consolidated statutory report. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the consolidated statutory report referred to above presents fairly, in all material respects, the consolidated financial position of Makita Corporation and consolidated subsidiaries as of March 31, 2007 and the consolidated results of their operations for the year then ended, in conformity with the Article 148(1) of the regulation on the Corporate Law and the recognition and measurement criteria of accounting principles generally accepted in the United States of America (Refer to Note 1, Basis of presentation).
Supplementary information:
As disucussed in the subsequent event of the acompanying footnotes, the Company has additionally acquired shares in Fuji Robin Industries Ltd. by means of the tender offer and made Fuji Robin Industries Ltd. the consolidated subsidiary of the Company as of May 15, 2007.
Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

English Translation of the Auditors’ Report Originally Issued in Japanese Language
INDEPENDENT AUDITORS’ REPORT
May 22, 2007
The Board of Directors
Makita Corporation
KPMG AZSA & Co.
Tetsuzo Hamajima
Designated and Engagement Partner
Certified Public Accountant
Hideki Okano
Designated and Engagement Partner
Certified Public Accountant
We have audited the statutory report, comprising the balance sheet, the statement of income, the statement of changes in net assets and the related notes, and its supporting schedules of Makita Corporation as of March 31, 2007 and for the 95th business year from April 1, 2006 to March 31, 2007 in accordance with Article 436(2) of the Corporate Law. The statutory report and supporting schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on the statutory report and supporting schedules based on our audit as independent auditors.
We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the statutory report and supporting schedules are free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the statutory report and supporting schedules. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the statutory report and supporting schedules referred to above present fairly, in all material respects, the financial position and the results of operations of Makita Corporation for the period, for which the statutory report and supporting schedules were prepared, in conformity with accounting principles generally accepted in Japan.
Supplementary information:
As disucussed in the subsequent event of the acompanying footnotes, the Company has additionally acquired shares in Fuji Robin Industries Ltd. by means of the tender offer and made Fuji Robin Industries Ltd. the subsidiary of the Company as of May 15, 2007.
Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

English Translation of the Audit Report of Board of Statutory Auditors Originally Issued in Japanese Language
AUDIT REPORT
     The Board of Statutory Auditors, having discussed with each other based on the audit reports prepared by each Statutory Auditor regarding the performance of duties of Directors during the 95th fiscal period, from April 1, 2006 to March 31, 2007, does hereby report the results of their audit as follows:
1. Auditing Method Employed by Statutory Auditors and Board of Statutory Auditors and Details Thereof
     The Board of Statutory Auditors established the audit policy and duties of each Statutory Auditor, received reports from each Statutory Auditor on the execution of audits and results thereof and received reports from Directors and other related persons and Accounting Auditors on the performance of their duties, and, when necessary, requested explanations.
     In conformity with the auditing standards for the Statutory Auditors established by the Board of Statutory Auditors and in accordance with the audit policy and the duties assigned to each Statutory Auditor by the Board of Statutory Auditors, each Statutory Auditor has had communication with Directors, employees such as a staff of Internal Auditing Office and other related persons and endeavored to gather information and create an improved environment for auditing. Each Statutory Auditor also attended meetings of the Board of Directors and other important meetings, received from Directors, employees and other related persons reports on the performance of their duties, and, when necessary, requested explanations. Each Statutory Auditor also inspected the important documents and examined the status of operations and properties at the head office and the principal offices of the Company. The Statutory Auditors monitored and examined the contents of resolutions by the Board of Directors regarding establishment of the systems to ensure that the duties of Directors are executed in compliance with laws and regulations and the Articles of Incorporation, and other systems as provided for in Article 100, Paragraphs 1 and 3 of the Ordinance for Enforcement of the Company Law of Japan necessary for ensuring that the company’s operation will be conducted appropriately (Internal Control System) and the status of such system being established in accordance with such resolutions. As for the subsidiaries of the Company, the Statutory Auditors, having communication with the directors and statutory auditors and other related persons of the subsidiaries and sharing information among them, received reports from such subsidiaries as necessary. According to the foregoing method, we examined the business report and the accompanying supplemental schedules for this fiscal year.
     In addition, the Statutory Auditors also monitored and examined whether the Accounting Auditors maintain their independence and conduct their audits in an appropriate manner. The Statutory Auditors received reports from the Accounting Auditors on the performance of their duties and, when necessary, requested their explanations. The Statutory Auditors also received notification from the Accounting Auditors that they have taken steps to improve the “system for ensuring appropriate execution of the duties of the accounting auditors” (as set forth in Items of Article 159 of the Ordinance for Corporate Accounting) in compliance with the “Quality Control Standard for Auditing” (adopted by the Business Accounting Council on October 28, 2005). The Statutory Auditors requested explanations on such notifications as necessary. According to the foregoing method, the Statutory Auditors reviewed the financial statements for this fiscal year (balance sheet, statement of income, statement of changes in net assets and notes to non-consolidated financial statements) and the accompanying supplemental schedules and the consolidated financial statements (consolidated balance sheet, consolidated statement of income, consolidated statement of shareholders’ equity and notes to consolidated financial statements).
2. Results of Audit
(1) Results of Audit of the Business Report and Others
A.	We confirm that the business report and the accompanying supplemental schedules present fairly the status of the Company in conformity with the applicable laws and regulations of Japan as well as the Articles of Incorporation of the Company.

B.	We confirm that there are no fraudulent acts or material facts that violated the applicable laws and regulations of Japan or the Articles of Incorporation of the Company in the course of the performance of the duties of the Directors.

C.	We confirm that the substance of the resolutions by the Board of Directors regarding establishment of Internal Control System is appropriate. We do not see anything to be pointed out on the performance of the Directors regarding the Internal Control System.
(2) Results of Audit of the Financial Statements and the Accompanying Supplemental Schedules
                  We confirm that the method and the results of the audit conducted by KPMG AZSA & Co., the Accounting Auditors, are appropriate.
(3) Results of Audit of the Consolidated Financial Statements
                   We confirm that the method and the results of the audit conducted by KPMG AZSA & Co., the Accounting Auditors, are appropriate.

May 25, 2007
Board of Statutory Auditors
Makita Corporation
Akio Kondo
Standing Statutory Auditor
Hiromichi Murase
Standing Statutory Auditor
Keiichi Usui
Outside Statutory Auditor
Shoichi Hase
Outside Statutory Auditor

REFERENCE DOCUMENT
Propositions and explanatory information
     Agenda Item No. 1: Appropriations of Surplus
     The Company makes it its basic policy for profit distribution to propose the dividends with a target consolidated dividend payout ratio of at least 30% of net income, with a minimum amount for annual total dividends at 18 yen per share; provided, however, that if special circumstances arise, the amount of dividends will be determined based on consolidated net income after certain adjustments reflecting such circumstances.
     For the term under review, taking into consideration this basic policy and the reinforcement of the Company’s profitability and the future business environment, it is proposed that the surplus be appropriated as follows.
1. Matters on allocation of dividends to shareholders and total amount of allocation
55 yen per share of common stock
Total amount: 7,903,570,345 yen
2. Effective date of dividend payment
June 28, 2007
     The total dividends for the term under review shall amount to 74 yen per share which include interim dividends in the amount of 19 yen per share.
     Agenda Item No. 2: Election of fifteen Directors
     The term of offices of all thirteen Directors will have expired at the conclusion of this General Shareholders’ Meeting.
     In order to enhance the management base of the Company, we would like to request the election of fifteen Directors, including two new directors such as a director in charge of the plant in China.
     The candidates are as follows:

			Number of the
Candidate	Name	Brief personal background, title and position at the Company	Company’s
Number	(Date of birth)	and representative status in other companies	shares held
1	Masahiko Goto (November 16, 1946)	March 1971: Joined the Company May 1984: Director, Manager of Corporate Planning Department July 1987: Managing Director, General Manager of Administration Headquarters May 1989 up to the present: President and Representative Director	1,975,543
2	Masami Tsuruta (December 26, 1942)	June 1963: Joined the Company April 1993: General Manager of Sales Planning Department June 1995: Director, Assistant General Manager of Domestic Sales Marketing Headquarters June 1997: Director, General Manager of Domestic Sales Marketing Headquarters June 2003 up to the present: Managing Director, General Manager of Domestic Sales Marketing Headquarters	16,722
3	Yasuhiko Kanzaki (July 9, 1946)	March 1971: Joined the Company April 1995: Director of Makita International Europe Ltd. (incumbent) June 1999: Director, Assistant General Manager of International Sales Headquarters 1 of this Company June 2003 up to the present: Director, General Manager of International Sales Headquarters: Europe Area	11,869

			Number of the
Candidate	Name	Brief personal background, title and position at the Company	Company’s
Number	(Date of birth)	and representative status in other companies	shares held
4	Kenichiro Nakai (November 17, 1946)	March 1969: Joined the Company November 1994: Transferred to Makita (China) Co., Ltd. October 2000: Assistant General Manager of Production Headquarters of this Company April 2001: General Manager of Personnel Department June 2001 up to the present: Director, General Manager of Administration Headquarters	12,200
5	Tadayoshi Torii (December 10, 1946)	March 1964: Joined the Company April 1998: General Manager of Production Department (Assembly) October 1998: General Manager of Production Department June 2001: Director, General Manager of Quality Control Headquarters June 2003 up to the present: Director, General Manager of Production Headquarters	13,300
6	Tomoyasu Kato (March 25, 1948)	March 1970: Joined the Company March 1999: General Manager of Standard and Technical Administration Department June 2001 up to the present: Director, General Manager of Development and Engineering Headquarters	12,472
7	Kazuya Nakamura (April 13, 1948)	March 1970: Joined the Company April 1995: Manager of International Planning Department June 1997: Transferred to Makita Singapore Pte. Ltd. October 2000: General Manager of Asia and Oceania Sales Department of this Company June 2001: Director, General Manager of International Sales Headquarters 2 June 2003 up to the present: Director, General Manager of International Sales Headquarters: Asia and Oceania Area	7,800
8	Shiro Hori (February 24, 1948)	March 1970: Joined the Company March 1999: General Manager of Europe Sales Department June 2003 up to the present: Director, General Manager of International Sales Headquarters: America Area and International Administration	9,100
9	Tadashi Asanuma (January 4, 1949)	March 1967: Joined the Company April 1994: Manager of Tokyo Branch Office April 1995: Manager of Saitama Branch Office April 2001: General Manager of Osaka Sales Department June 2003 up to the present: Director, Assistant General Manager of Domestic Sales Marketing Headquarters	5,300

			Number of the
Candidate	Name	Brief personal background, title and position at the Company	Company’s
Number	(Date of birth)	and representative status in other companies	shares held
10	Hisayoshi Niwa (February 24, 1949)	March 1972: Joined the Company October 1991: Manager of E.D.P. System Department October 1999: General Manager of Production Control Department June 2003: Director, General Manager of Quality Control Headquarters April 2005 up to the present: Director, General Manager of Quality Headquarters	6,500
11	Zenji Mashiko (May 28, 1949)	March 1968: Joined the Company April 1994: Manager of Kyoto Branch Office April 1995: Manager of Tokyo Branch Office June 2003 up to the present: Director, Assistant General Manager of Domestic Sales Marketing Headquarters	6,300
12	Toshio Hyuga (March 14, 1948)	March 1966: Joined the Company April 1992: Manager of Hyogo Branch Office April 1994: Assistant General Manager of Sales Administration Department April 1995: Manager of Takamatsu Branch Office October 1997 up to the present: Manager of Osaka Branch Office	8,700
13	Shinichiro Tomita (January 11, 1951)	March 1974: Joined the Company October 2000: General Manager of Plant Engineering-maintenance Department October 2001: General Manager of Production Engineering Department September 2003 up to the present: Transferred to Makita (China) Co., Ltd.	1,400
14	Tetsuhisa Kaneko (April 6, 1955)	March 1981: Joined the Company April 2004: General Manager of Technical Research Department August 2005: General Manager of Production Department 2 October 2006 up to the present: General Manager of Production Department 1	3,170
15	Motohiko Yokoyama (May 13, 1944)	April 1967: Joined Toyoda Machine Works, Ltd. June 1991: Director June 1998: Managing Director June 2000: Senior Managing Director June 2004: President and Representative Director June 2005: Outside Director of the Company (incumbent) January 2006 up to the present: Vice-president and Representative Director of JTEKT Corporation	-

Notes:	1.	Mr. Motohiko Yokoyama concurrently serves as a Vice President and Representative Director of JTEKT Corporation and the Company has transaction relationships with JTEKT Corporation including purchases and sales of machinery and equipment. There is no special interest between the above candidates except Mr. Motohiko Yokoyama and the Company.
	2.	Mr. Motohiko Yokoyama is a candidate for Outside Director and will have been a Director for 2 years at the conclusion of this meeting.
	3.	JTEKT Corporation, where Mr. Yokoyama concurrently serves as a Vice President and Representative Director, is a core company of Toyota Group which is a world’s leading corporate group. The Company proposes his appointment as Outside Director, considering that the Company will be able to receive his useful opinions from his broad perspective as top management of the above mentioned company.
	4.	With respect to liabilities set forth in Article 423, Paragraph 1 of the Company Law of Japan, the Company has entered into a liability limitation agreement with Mr. Yokoyama which limits the maximum amount of his liabilities to the total amount provided for in each of the items of Article 425, Paragraph 1 of the Company Law of Japan.
     Agenda Item No. 3: Election of one Statutory Auditor
     The term of office of one Statutory Auditor presently in office, Mr. Keiichi Usui, will have expired at the conclusion of this General Shareholders’ Meeting. We would like to request the election of one Statutory Auditor.
     The candidate is as follows:
     The Board of Statutory Auditors has agreed to this proposal.

Name	Brief personal background, title and position at the Company	Number of the
(Date of birth)	and representative status in other companies	Company’s shares held
Masafumi Nakamura (September 17, 1942)	January 1969: Joined Deloitte, Plender, Haskins & Sells (currently Deloitte Touche) October 1975: Joined ITOH Audit Corporation (currently MISUZU Audit Corporation) May 1983: Started SAN-AI Audit Corporation, Representative Partner April 2001: Merged with Deloitte Touche Tohmatsu, Representative Partner January 2006: Started Masafumi Nakamura Accountancy Firm, Representative (incumbent) April 2006: Associate Professor in Graduate School of Business at Aichi Shukutoku University (incumbent) June 2006: Outside Statutory Auditor of SUZUKEN CO.,LTD. (incumbent)	-

Notes:	1.	There is no special interest between the above candidate and the Company.
	2.	Mr. Masafumi Nakamura is a candidate for the Outside Statutory Auditor.
	3.	The shares of the Company are listed on NASDAQ Stock Market in the United States, which requires preparation of financial statements in accordance with U.S. GAAP.
The Company proposes the appointment of Mr. Masafumi Nakamura as Outside Statutory Auditor, considering that the Company will be able to receive his useful opinions from his expertise as a certified public accountant and his experience at Deloitte, Plender, Haskins & Sells (currently Deloitte Touche), U.S. accounting firm.
	4.	Although Mr. Nakamura does not have experience directly involving corporate management, the Company considered that he will be able to execute the duties appropriately as Outside Statutory Auditor, with his extensive knowledge and expertise in corporate accounting.
	5.	In case where Mr. Nakamura is appointed as Outside Statutory Auditor, with respect to liabilities set forth in Article 423, Paragraph 1 of the Company Law of Japan, the Company will enter into a liability limitation agreement with Mr. Nakamura which limits the maximum amount of his liabilities to the total amount provided for in each of the items of Article 425, Paragraph 1 of the Company Law of Japan.

     Agenda Item No. 4: Election of one Supplementary Statutory Auditor
     We propose the appointment of Mr. Masayoshi Ishikawa as a Supplementary Outside Statutory Auditor in order to prepare for a situation where the number of Outside Statutory Auditors should fall short of the total number required by law.
     The candidate is as follows:
     The Board of Statutory Auditors has agreed to this proposal.

Name	Brief personal background, title and position at the Company	Number of the
(Date of birth)	and representative status in other companies	Company’s shares held
Masayoshi Ishikawa (May 22, 1936)	March 1955: Joined the Hekikai Credit Bank May 1988: Director May 1997: Managing Director (Representative Director) June 1999: Senior Managing Director (Representative Director) June 2000: Head Director (Representative Director) January 2005: Chairman (Representative Director) June 2005 up to the present: Chairman (Director)	-

Notes:	1.	There is no special interest between the above candidate and the Company.
	2.	The Hekikai Credit Bank, where Mr. Masayoshi Ishikawa concurrently serves as Chairman, is a financial institution which conducts its business in Aichi Prefecture with stable and sound management. The Company proposes his appointment as Supplementary Outside Statutory Auditor, considering that the Company will be able to receive his useful opinions from his top management perspective of the above mentioned company.
	3.	In the case where Mr. Ishikawa is appointed as Outside Statutory Auditor, with respect to liabilities set forth in Article 423, Paragraph 1 of the Company Law of Japan, the Company will enter into a liability limitation agreement with Mr. Ishikawa which limits the maximum amount of his liabilities to the total amount provided for in each of the items of Article 425, Paragraph 1 of the Company Law of Japan.
     Agenda Item No. 5: Payment of Bonus to Directors
     At end of the term, the Company has thirteen directors. We would like to pay directors bonuses to twelve directors in the amount of 122 million yen considering performance during the term. This is with the exception of Mr. Motohiko Yokoyama, who is an Outside Director.